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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number 000-19532

                           NOTIFICATION OF LATE FILING

                    (Check One): [X] Form 10-K [ ] Form 11-K
                   [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1998
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant    American HomePatient, Inc.
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Former name if applicable  Diversicare Inc.
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Address of principal executive office (Street and number)
5200 Maryland Way, Suite 400
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City, state and zip code   Brentwood, Tennessee  37027
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                                     PART II

                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is in default of several financial covenants in its bank credit facility. The Company is negotiating with its lenders to potentially amend the bank credit facility to cure the default and modify financial and other covenants. Because these negotiations are not completed, the Company is unable to finalize the classification of the Company's debt and complete other portions of the Company's financial statements and Form 10-K.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                Kathey Palmer                        615           221-8884
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                  (Name)                        (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has not completed its 1998 financial statements and therefore cannot precisely quantify the change in results of operations from fiscal year 1997 to be reflected in the Company's earnings statement for fiscal year 1998. In the first nine months of 1998 the Company reported a net loss of $2.9 million compared to a net loss of $30.7 million for the same period in 1997. Based upon: (i) the Company's results of operations for the nine months ended September 30, 1998; and (ii) the Company's anticipated non-recurring charges and reserves described below, the Company estimates its net loss for fiscal year 1998 will exceed its net loss of $25.9 million for fiscal year 1997. Because the Company has not completed its 1998 financial statements it is not able to quantify the net loss for fiscal year 1998.

         The Company anticipates recording an accrued severance expense charge and, as required by SFAS 121, a non-recurring pre-tax accounting charge against goodwill for the fourth quarter of 1998. The Company may determine to record additional charges and reserves as the fiscal year 1998 financial statements are completed.

                           American HomePatient, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999                By: /s/ Marilyn O'Hara
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                                           Senior Vice President, Chief
                                           Financial Officer and Secretary




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